

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Ilya Rachman
Chief Executive Officer
Immix Biopharma, Inc.
11400 West Olympic Blvd., Suite 200
Los Angeles, CA 90064

   Re: Immix Biopharma, Inc.
     Registration Statement on Form S-3
     Filed January 3, 2023
     File No. 333-269100

Dear Ilya Rachman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Lauren Hamill at 303-844-1008 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Jeffrey Fessler